Exhibit 12.1

NAVIENT CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Dollars in millions)

	Years Ended December 31,					Nine Months Ended Sep 30,
	2011	2012	2013	2014	2015	2015	2016
Income (loss) from continuing operations before income taxes	$925	$1,437	$2,087	$1,837	$1,600	$1,148	$866
Add: Fixed charges	2,404	2,565	2,213	2,066	2,077	1,555	1,794

Total earnings	$3,329	$4,002	$4,300	$3,903	$3,677	$2,703	$2,660

Interest expense	$2,401	$2,561	$2,210	$2,063	$2,074	$1,553	$1,791
Rental expense, net of income	3	4	3	3	3	2	3

Total fixed charges	2,404	2,565	2,213	2,066	2,077	1,555	1,794
Preferred stock dividends	28	31	31	10	—	—	—

Total fixed charges and preferred stock dividends	$2,432	$2,596	$2,244	$2,076	$2,077	$1,555	$1,794

Ratio of earnings to fixed charges(1)	1.38	1.56	1.94	1.89	1.77	1.74	1.48

Ratio of earnings to fixed charges
and preferred stock dividends(1)	1.37	1.54	1.92	1.88	1.77	1.74	1.48

(1)	For purposes of computing these ratios, earnings represent income (loss) from continuing operations before income tax expense plus fixed charges. Fixed charges represent interest expensed and capitalized plus one-third (the proportion deemed representative of the interest factor) of rents, net of income from subleases.